Exhibit (a)(5)

Dean Mitchell	440 Route 22 East
President and Chief Executive Officer	Bridgewater, NJ 08807
Alpharma Inc.

To:	All Alpharma Colleagues
From:	Dean Mitchell
Regarding:	Alpharma’s Acquisition by King Pharmaceuticals
Date:	November 24, 2008

Yesterday, the company entered into a definitive merger agreement, whereby King Pharmaceuticals, Inc. will acquire all outstanding shares of Class A Common Stock of Alpharma Inc. for $37.00 per share in cash. Our Board of Directors has unanimously approved the transaction. A copy of King’s press release is attached.
King will amend its tender offer to be consistent with the terms of the mutually-agreed merger agreement The agreement includes a number of conditions, including contingencies related to antitrust clearance in the U.S. Assuming satisfaction of those conditions and acceptance of King’s tender offer by our shareholders, King currently anticipates the transaction will be completed by the end of 2008.
I can assure you that our Board reached this decision after months of carefully exploring Alpharma’s strategic alternatives, in consultation with our management team and our legal and financial advisors. The Board believes that accepting King’s offer is in the best interests of Alpharma’s shareholders.
In our joint announcement earlier today, King stated the strategic importance of Alpharma to its future. The acquisition will enable King to create a leading specialty pharmaceutical company with greater commercialization scale and capabilities, and a robust product development pipeline. In addition, King has stated it recognizes the strength of our Animal Health business and its consistently strong financial performance.
While it’s premature to speculate on any organization decisions, King’s CEO Brian Markison has stated that he sees the two companies as highly complementary. In addition, King has made clear commitments regarding our compensation and benefits programs. A summary is provided below for general information1:
Salary & Incentive Compensation:
•	2008 STIP and Sales Incentive bonuses will be paid in full.

•	STIP and LTIP incentive compensation targets will remain unchanged throughout 2009.

•	Colleagues will be eligible for salary increases in April 2009.

[1]	All compensation and benefits references are subject to the terms of the merger agreement and controlling plan documents

Benefit Programs:
•	All U.S. medical, prescription, dental and insurance plans will continue during 2009 and elections made during our recent open enrollment will be honored.

•	U.S. colleagues will be eligible to participate in the King 401(k). In 2009, the Alpharma 2% base contribution and 100% match on the first 6% of employee contribution will be provided in the King 401(k).

•	Contributions to the Employee Stock Purchase Plan in 2008 will be matched and paid out.
Severance and Change in Control Benefits:
•	King will honor the provisions of Alpharma’s Executive and Employee Change in Control plans (see the fact sheet posted on My Alpharma.com) and all severance arrangements in place for employees not covered by those plans.
I fully appreciate that the uncertainty of recent months has been difficult and that today’s news — even though it provides some closure — may still be unsettling to many of you. While I can’t predict the future, I can tell you this: I believe that combining Alpharma and King will create a powerful specialty pharmaceutical company — one well positioned to succeed in the years ahead.
I thank you for the exceptional hard work and focus you have demonstrated during this uncertain period, and commit to continuing open and candid communication as Alpharma and King start planning for the integration of our organizations. Meanwhile, as always, I urge you to continue meeting your commitments and executing our growth strategy. It is your hard work that has created and continues to create the foundation for our successes.